Issuer Free Writing Prospectus dated December 2, 2013

Filed Pursuant to Rule 433

Registration No. 333-187001

(Relating to Preliminary Prospectus Supplement dated December 2, 2013)

NEWS RELEASE

For Immediate Release

Contact: Alison Ziegler, Cameron Associates (212) 554-5469

alison@cameronassoc.com     www.usecology.com

US ECOLOGY INCREASES GUIDANCE FOR 2013;

PROVIDES PRELIMINARY OUTLOOK FOR 2014

Full year 2013 Adjusted Earnings Guidance Increased to $1.75 to $1.80 per diluted share

Boise, Idaho — December 2, 2013 — US Ecology, Inc. (NASDAQ-GS: ECOL) (the “Company”) today announced revised earnings guidance for the year ending December 31, 2013 on strong volumes and continued acceleration of certain project shipments.  The Company also provided a preliminary outlook for the full year of 2014.

Full year 2013 adjusted earnings per diluted share guidance is now expected to range from $1.75 to $1.80 per diluted share, up from the previous range of $1.68 to $1.73 per diluted share, which was last increased on October 28, 2013.  Adjusted EBITDA for 2013 is now expected to range from $69 million to $72 million, up from previous guidance of $67 million to $69 million.  As with the Company’s previous guidance, these new ranges adjust for certain items including the impact of foreign currency translation gains or losses and business development expenses. Our adjusted earnings per diluted share estimates are calculated based on weighted average shares outstanding of 18,459,000 shares at September 30, 2013.

“The strong performance experienced in the third quarter of 2013 has continued into the fourth quarter, exceeding our expectations,” commented Jeff Feeler, President and Chief Executive Officer.  “Higher volumes and improved service mix is being driven by accelerated shipments on projects previously expected to benefit 2014, as well as new project awards as certain of our customers appear to be closing out budgets in 2013.  We estimate that as much as $0.12 of earnings per diluted share have been accelerated into 2013 from 2014.”

“While we are still too early in the annual planning and sales cycle to make specific projections for 2014, preliminary indications show that 2014 growth rates will be tempered, at best, and 2014 results could even be down from the expected record results for 2013,” added Feeler.

“We currently anticipate growth in our Base Business in 2014, consistent with expected 2014 industrial production levels.  Our Event Business pipeline remains strong and we continue to win new business that will benefit next year.  However, with limited visibility into the second half of 2014, which is typical this time of year, and the inherently unpredictable nature of project based remedial business, we currently expect it to be a challenge for the Company to fully replace the project acceleration that is benefitting 2013 in order to exceed this year’s record results.  We continue to remain encouraged about our long-term growth opportunities with what we believe are best-in-class assets and permits and a platform upon which to build for the future,” Feeler concluded.

The Company expects to provide full year 2014 guidance in February 2014 with its release of fourth quarter and full year 2013 results.

As used in this press release, adjusted earnings per diluted share is defined as net income plus the after tax impact of non-cash, non-operational foreign currency gains or losses plus the after tax impact of business development costs divided by the diluted shares used in the earnings per diluted share calculation.  Adjusted EBITDA is defined as net income before net interest expense, income tax expense, depreciation, amortization, stock based compensation, accretion of closure and post-closure liabilities, foreign currency gains or losses and other income/expense, which are not considered part of usual business operations.

About US Ecology, Inc.

US Ecology, Inc., through its subsidiaries, provides radioactive, hazardous, PCB and non-hazardous industrial waste management and recycling services to commercial and government entities, such as refineries and chemical production facilities, manufacturers, electric utilities, steel mills, medical and academic institutions and waste brokers. Headquartered in Boise, Idaho, the Company is one of the oldest radioactive and hazardous waste services companies in North America.

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995 that are based on our current expectations, beliefs and assumptions about the industry and markets in which US Ecology, Inc. and its subsidiaries operate. Because such statements include risks and uncertainties, actual results may differ materially from what is expressed herein and no assurance can be given that the Company will achieve its 2013 earnings estimates or its preliminary outlook for 2014, successfully execute its growth strategy, increase market share, or declare or pay future dividends. For information on other factors that could cause actual results to differ materially from expectations, please refer to US Ecology, Inc.’s December 31, 2012 Annual Report on Form 10-K and other reports filed with the Securities and Exchange Commission. Many of the factors that will determine the Company’s future results are beyond the ability of management to control or predict. Readers should not place undue reliance on forward-looking statements, which reflect management’s views only as of the date such statements are made. The Company undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise. Important assumptions and other important factors that could cause actual results to differ materially from those set forth in the forward-looking information include a loss of a major customer or contract, compliance with and changes to applicable laws, rules, or regulations, access to cost effective transportation services, access to insurance, surety bonds and other financial assurances, loss of key personnel, lawsuits, labor disputes, adverse economic conditions, government funding or competitive pressures, incidents or adverse weather conditions that could limit or suspend specific operations, implementation of new technologies, market conditions, average selling prices for recycled materials, our ability to replace business from recently completed large projects, our ability to perform under required contracts, our ability to permit and contract for timely construction of new or expanded disposal cells, our willingness or ability to pay dividends and our ability to effectively close and integrate future acquisitions.

Investors should also be aware that while we do, from time to time, communicate with securities analysts, it is against our policy to disclose to them any material non-public information or other confidential commercial information. Accordingly, stockholders should not assume that we agree with any statement or report issued by any analyst irrespective of the content of the statement or report. Furthermore, we have a policy against issuing or confirming financial forecasts or projections issued by others. Thus, to the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not the responsibility of US Ecology, Inc.

We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement that includes a prospectus dated May 15, 2013 and a preliminary prospectus supplement (together with the prospectus, the “Preliminary Prospectus”) for the offering to which this communication relates.  Before you invest, you should read the Preliminary Prospectus, including the documents incorporated by reference therein and in the registration statement, and other documents we have filed with the SEC for more complete information about us and this offering.  You may get these documents for free by visiting EDGAR or the SEC website at www.sec.gov.  Alternatively, copies of the registration statement and the Preliminary Prospectus may be obtained from: Wells Fargo Securities, Attention: Equity Syndicate Dept., 375 Park Avenue, New York, New York 10152, telephone: 1-800-326-5897 or email: cmclientsupport@wellsfargo.com; or Credit Suisse, Attention: Credit Suisse Prospectus Department, One Madison Avenue, New York, New York 10010, telephone: 1-800-221-1037 or email: newyork.prospectus@credit-suisse.com.